Exhibit 99.(a)(5)(x)

EFiled: Aug 13 2010 5:13PM EDT
Transaction ID 32666802
Case No. 5721-
[SEAL]

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

WEIYANG LIANG, On Behalf Of Himself And	)
All Others Similarly Situated,	)
)
)
Plaintiff,	)	C.A. No.
)
v.	)
)
HOWARD S. COHEN, RICHARD S. GRANT,	)
GEORGE R. JUDD, CHARLES H. MCELREA,	)
RICHARD B. MARCHESE, STEVEN F.	)
MAYER, ALAN H. SCHUMACHER, MARK A.	)
SUWYN, ROBERT G. WARDEN, M. RICHARD	)
WARNER, CERBERUS ABP INVESTOR LLC,	)
AND CERBERUS CAPITAL MANAGEMENT,	)
L.P.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, as follows:

NATURE OF ACTION

1.                                       This is a stockholders’ class action lawsuit brought on behalf of the public stockholders of BlueLinx Holdings, Inc. (“BlueLinx” or the “Company”) against certain directors and officers of the Company, and BlueLinx’s controlling stockholders, Cerberus ABP Investor LLC., and Cerberus Capital Management, L.P. (collectively, “Cerberus”), seeking injunctive or other appropriate relief relating to a coercive and unfair offer by Cerberus to acquire the remaining common stock of the Company not already owned by Cerberus through means of an un-negotiated tender offer (the “Tender Offer”) followed by a second-step, short-form merger upon satisfaction of certain conditions for

$3.40 per share in cash (the “Acquisition”). Because of the Acquisition, BlueLinx public stockholders will be cashed-out pursuant to grossly unfair and inadequate terms to the benefit of Cerberus.

2.                                       Cerberus intends to acquire the Company by Tender Offer, followed by a second step merger at the same price if it is successful in obtaining 90% of BlueLinx’s outstanding shares. On or about August 2, 2010, Cerberus filed with SEC a Tender Offer Statement and Rule 13E-3 Transaction Statement under cover of Schedule TO (the “TO Statement”). The TO Statement incorporated an offer to purchase and set the Tender Offer’s expiration for Midnight EST on August 27, 2010. As detailed below, the Tender Offer is coercive and endeavors to squeeze out minority stockholders pursuant to an improper process and for inadequate consideration. Cerberus also is breaching its fiduciary duty of full and fair disclosure because of the numerous material omissions and misstatements that pervade the TO Statement.

PARTIES

3.                                       Plaintiff is and, at all relevant times has been, the owner of shares of BlueLinx common stock.

4.                                       Non-party BlueLinx is a corporation duly organized and existing under the laws of the State of Delaware. The Company maintains its principal executive offices at 4300 Wildwood Parkway, Atlanta, Georgia. BlueLinx distributes building products in North America. The company distributes approximately 10,000 products to 11,500 customers through its network of 70 warehouses and third party operated warehouses. It distributes products in two principal categories, structural products and specialty products. BlueLinx Holdings’ structural products include plywood, oriented strand board, rebar and remesh, lumber, and other wood products primarily used for structural support, walls, and flooring in construction projects. Its specialty products comprise roofing, insulation, specialty panels, moulding, engineered wood products, vinyl products (used primarily in siding), composite decking, and metal products (excluding rebar and remesh). The company’s customers include building materials dealers, industrial users of building products, manufactured housing builders, and home improvement centers. It sells its products through three distribution channels consisting of warehouse sales, reload sales, and direct sales. The company was founded in 1996. As of August 6, 2010, BlueLinx had approximately 32,701,062 shares of common stock outstanding. BlueLinx stock trades on the New York Stock Exchange.

5.                                       Defendant Howard S. Cohen has served as Chairman of BlueLinx’s board of directors (the “Board”) since March 2008 and as a member of the Board since September 2007. Mr. Cohen served as BlueLinx’s Interim Chief Executive Officer from March 2008 through October 2008 and as its Executive Chairman from March 2008 through March 2009. Prior to joining BlueLinx as an executive officer, Mr. Cohen was a Senior Advisor of Cerberus. Mr. Cohen also serves as the Chairman of the boards of directors of Albertsons LLC and Hilco Receivables LLC, both of which are Cerberus portfolio companies.

6.                                       Defendant Richard S. Grant has served as a member of the Board since December 2005. Mr. Grant, along with Messrs. Marchese and Schumacher, serves on the special committee of the Board created following the Proposed Tender Offer (the “Special Committee”).

7.                                       Defendant George R. Judd has served as BlueLinx’s Chief Executive Officer since October 2008 and as the Company’s President and Chief Operating Officer since May 2004. Mr. Judd has served as a member of the Board since October 2008.

8.                                       Defendant Charles H. McElrea served as BlueLinx’s Chief Executive Officer from May 2004 until his retirement from that position in October 2005, and has served as a member of the Board since May 2004.

9.                                       Defendant Richard B. Marchese has served as a member of the Board since May 2005. Mr. Marchese, along with Messrs. Grant and Schumacher, serves on the Special Committee.

10.                                 Defendant Steven F. Mayer has served as a member of the Board since May 2004. Mr. Mayer is a Managing Director of Cerberus.

11.                                 Defendant Alan H. Schumacher has served as a member of the Board since May 2004. Mr. Schumacher, along with Messrs. Grant and Marchese, serves on the Special Committee.

12.                                 Defendant Mark A. Suwyn has served as a member of the Board since May 2005. Mr. Suwyn has previously served as a senior member of the operations team of Cerberus, and as an advisor to Cerberus.

13.                                 Defendant Robert G. Warden has served as a member of the Board since May 2004. Mr. Warden is a Managing Director of Cerberus.

14.                                 Defendant M. Richard Warner has served as a member of the Board since March 2008. Mr. Warner is a consultant for Cerberus. Mr. Warner also serves on the board of Hilco Receivables, LLC, which is a Cerberus portfolio company.

15.                                 The individuals identified above are collectively referred to throughout this complaint as the “Director Defendants.”

16.                                 The Director Defendants, by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to the Company’s stockholders, which fiduciary relationship, at all times relevant herein, required the Director Defendants to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s stockholders.

17.                                 Defendant Cerberus ABP Investor LLC is a Delaware limited liability company controlled by Cerberus Capital Management, L.P. Cerberus ABP Investor LLC maintains its principal executive office in New York, New York, and currently owns 18,100,000 shares, or 55.39%, of BlueLinx’s outstanding common stock. Those holdings do not include the approximately 3,000,000 shares of BlueLinx common stock beneficially owned by the Company’s directors and officers.

18.                                 Defendant Cerberus Capital Management, L.P. (sometimes referred to as “Cerberus Capital Management”) is a Delaware limited partnership headquartered in New York, New York. Cerberus Capital Management, L.P., along with its affiliates, is a private investment firm with approximately $23 billion under management. As noted in the preceding paragraph, Cerberus Capital Management, L.P. controls defendant Cerberus ABP Investor LLC, which in turn owns 55.39% of BlueLinx’s outstanding common stock. In addition, at least five of BlueLinx’s ten directors are affiliated with Cerberus Capital Management, L.P. Collectively, Cerberus Capital Management, L.P. and Cerberus ABP Investor LLC are referred to as Cerberus.

19.                                 As the controlling stockholder of BlueLinx, Cerberus owes fiduciary duties to BlueLinx’s public stockholders and owes them the highest obligations of loyalty, good faith and fair dealing, and full and fair disclosure.

20.                                 Because defendants are knowingly or recklessly breaching their duties of loyalty, good faith and independence in connection with the Tender Offer, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

CLASS ACTION ALLEGATIONS

21.                                 Plaintiff brings this case on his own behalf and as a class action on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants’ actions as are described more fully below (the “Class”).

22.                                 This action is properly maintainable as a class action.

23.                                 The Class is so numerous that joinder of all members is impracticable. The Company has thousands of stockholders who are scattered throughout the United States.

24.                                 Questions of law and fact are common to the Class, including, among others:

(a)                                  Whether the defendants have breached and are breaching their fiduciary duties owed by them to plaintiff and the Class by virtue of the conduct complained of herein;

(b)                                 Whether the consideration to be paid for the publicly traded BlueLinx pursuant to the Acquisition shares is entirely fair;

(c)                                  Whether defendants have acted in a manner that is entirely fair to BlueLinx’s public stockholders in structuring the Tender Offer and Acquisition, and responding thereto;

(d)                                 Whether some or all of the defendants breached their fiduciary duty of disclosures; and

(e)                                  Whether plaintiff and the other members of the Class will be irreparably harmed by the actions transactions complained of herein.

25.                                 Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

26.                                 The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

27.                                 The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTATIVE ALLEGATIONS

28.                                 On May 7, 2004, ABP Distribution Holdings Inc. (“ABP”), a newly formed entity owned by Cerberus Capital Management and members of its management, acquired assets of Georgia-Pacific’s distribution division. ABP subsequently merged into the Company. On December 17, 2004, the Company consummated an initial public offering. Cerberus did not sell any of its shares in the initial public offering but the Company used substantially all of the proceeds from the initial public offering to repay and refinance indebtedness of the Company held by Cerberus and redeem preferred stock of the Company held by Cerberus.

29.                                 Cerberus has beneficially owned 18,100,000 shares since the initial public offering of the Company. Currently, Cerberus’ ownership is approximately 55.39% of the outstanding shares. As a result of its control, Cerberus also is able to dominate and control the Board, such that half of its members, including its Chairman, are Cerberus affiliates.

30.                                 According to the Schedule TO and its exhibits, “[o]ver the past twelve months, Lenard Tessler, Steven Mayer and Robert Warden of Cerberus had sporadic, informal communications with Howard Cohen, Chairman of the Company, about the possibility of Cerberus taking the Company private.”

31.                                 The investment committee at Cerberus gave preliminary approval for the Tender Offer and Acquisition on July 7, 2010. Subsequently, on July 21, 2010, Cerberus declared its intention to acquire the shares in BlueLinx it does not already own for $3.40 per share by a letter delivered to the Board. Specifically, Cerberus indicated in that letter that it intended to commence the Acquisition within seven (7) days of the date of the letter. Cerberus also indicated its belief that it would be appropriate for the Company to form a special committee of independent directors to consider and formulate a recommendation to the Company’s shareholders.

32.                                 According to the letter reproduced in the TO Statement, the Tender Offer is subject to the following conditions:

The Tender Offer will be conditioned upon, among other things, the tender of a majority of shares not owned by Cerberus or by the directors or officers of the Company and, unless waived, Cerberus owning at least 90% of the outstanding BlueLinx common stock as a result of the tender or otherwise. Any shares not acquired in the Tender Offer are expected to be acquired in a subsequent merger transaction at the same cash price per share. The Tender Offer is not subject to any financing or due diligence condition.

33.                                 The letter further indicates that Cerberus will neither sell its shares in the Company to a third party nor vote in favor of an alternative transaction:

In considering our Tender Offer, you should be aware that in our capacity as a stockholder we are interested only in acquiring the BlueLinx shares not already owned by us and that in our capacity as a stockholder we have no current interest in selling our stake in BlueLinx nor would we currently expect, in our capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving BlueLinx other than the transaction outlined here.

34.                                 Cerberus informed the Company’s minority shareholders and others of its July 21 letter to the Board by a press release issued on July 22, 2010. That press release included a copy of the July 21 letter as an exhibit.

35.                                 In response to Cerberus July 21, 2010 letter concerning the Tender Offer and Acquisition, the Company announced on July 27, 2010, that the Board had formed the Special Committee. According to the press release, the Special Committee was “granted full power and authority to evaluate the proposal and determine the Company’s recommendation to its stockholders with respect to any Tender Offer commenced by [Cerberus] and to take any other action it determines to be in the best interest of the Company and its stockholders.”

36.                                 The press release, however, does not indicate that the Special Committee was empowered to solicit alternative transactions, commence litigation, employ a stockholders rights plan, or take any other action. Indeed, the Special Committee appears really only to have been empowered to hire advisors and formulate some manner of recommendation for or against the Tender Offer and Acquisition (notwithstanding its ability to remain neutral with respect thereto as well).

37.                                 On the following day, according to publicly filed information, the Special Committee apparently requested that Cerberus delay its commencement of the Tender Offer. Defendants Warden, however, apparently rejected the request based on his belief that discussions of a more informed variety could occur between Cerberus and the Special Committee only after the Tender Offer had commenced and the TO Statement had been filed with the SEC. To date, however, there has been no indication that any discussions, let alone negotiations, have occurred between the Special Committee and Cerberus. In any event, publicly available information leads a reasonable shareholder to infer that, to this point, the Special Committee has not even had an opportunity to engage in discussions with Cerberus (let alone negotiate, which it is apparently not empowered to do) and that Cerberus has not even tried to replicate the circumstances as they would occur were it to have attempted to negotiate a merger agreement with the Special Committee. As such, the Special Committee is not an effective check on the power of Cerberus, the Company’s controlling stockholder. Accordingly, the existence of this powerless Special Committee does not implicate the business judgment standard of review. Instead, the transaction is subject to entire fairness, which standard cannot be satisfied under the current circumstances.

Unfair Price: BlueLinx Stockholders Will Not Share in Future Growth

38.           Cerberus filed the TO Statement with the SEC and commenced the Tender Offer on August 2, 2010. According the TO Statement, Tender Offer is scheduled to expire at Midnight EST on August 27, 2010 (unless otherwise extended).

39.           Cerberus, in the Tender Offer, has offered $3.40 per share to purchase each share of Company stock it does not own. The Tender Offer is conditioned, among other things, on shareholders tendering a sufficient number of shares such that Cerberus will hold 90% of the Company’s stock at its expiration. Under those circumstances, non-tendering shareholders will be cashed out in a short-form merger at the same price as the Tender Offer. The net result equates to a transaction valued at approximately $49.6 million based on the Company’s currently outstanding stock not owned by Cerberus. The Tender Offer also includes a majority of the minority tender condition.

40.           With respect to the Tender Offer consideration, it is unfairly priced and designed to take advantage of the Company’s recent low per share price. Indeed, on information and belief, the Company’s real estate holdings are substantially undervalued due to the poor economic climate, and Cerberus is attempting to take advantage of this fact by commencing the Tender Offer at this time, based, among other things, on its access to significant non-pubic information about the Company’s future prospects. Moreover, the market for the Company’s homebuilding sector is well positioned to improve along with the economy, and management clearly believes that BlueLinx is poised to reap significant benefits from the impending recovery in the real estate construction market.

41.           The Company’s prospects are bright given recent new business and an improving homebuilding sector. For example, on May 24, 2010, the Company announced it has entered into an exclusive agreement with Lowe’s Companies, Inc. to distribute ChoiceDek composite decking and railing products in all markets within the United States.

42.           According to the Company’s press release touting the development,

The agreement establishes BlueLinx as Lowe’s exclusive distributor for the proprietary ChoiceDek composite decking and railing system. BlueLinx will provide delivery to a network that encompasses nearly 1,700 Lowe’s retail outlets through its state-of-the-art, nation-wide distribution system.

The multi-year supply agreement is for delivery of ChoiceDek products in a variety of unit sizes, including by the carton, and special order quantities.

43.           Bankers are also confident that the Company’s prospects are strong as evidenced by their extension of new and favorable credit terms. For example, on July 7, 2010, the Company disclosed the following:

BlueLinx Holdings Inc. (NYSE:BXC), a leading distributor of building products in North America, today announced that it has entered into an amendment to its revolving credit agreement with a syndicate of banks led by Wells Fargo Bank, N.A. The amended credit facility provides for borrowing capacity of up to $400 million and matures in January 2014, replacing the Company’s existing $500 million credit facility, which was scheduled to mature in May 2011. In addition, the amended credit facility provides for an additional $100 million uncommitted accordion credit facility, which would permit the Company to increase the maximum amount of borrowing capacity up to $500 million.

44.           The Company’s CFO stated as follows:

We are pleased to enter into this amendment with Wells Fargo and the other lenders, which we believe is an endorsement of both the Company’s strength and our plans for growth. This agreement extends our financing through the end of 2013, which allows us to remain focused on growing our business.

45.           Moreover, on August 5, 2010, just days after the Tender Offer commenced, the Company issued a press release announcing its results for the second quarter ended July 3, 2010. The release stated, in pertinent part, that “revenues increased 27.7% to $540.8 million from $423.5 million for the same period a year ago. The increase reflects a 45.1% increase in structural product sales and a 14.4% increase in specialty product sales. Overall unit volume rose 11.9% compared to the year-ago period.”

46.           Additionally, the Company reported that, “gross profit for the second quarter totaled $64.1 million, up 32.8% from $48.3 million in the prior-year period. Gross margins increased to 11.9% from the 11.4% generated in the year earlier period.”

47.           In a conference call with investors, also on August 5, 2010, the Company’s CFO stated, “we believe our gross margin performance is one of the key indications that BlueLinx is operating effectively in a difficult environment.”

48.           On this same call, Defendant Judd stated, “we remain committed to achieving our third objective, which is to outgrow the market over time. We remain focused on making the appropriate investments for long-term success. Our organization is focused on these three things: aggressive pursuit of specialty sales; effective management of structural; and share growth over the long term. As we execute our strategy we remain highly focused on managing the risks associated with the current business environment. We will continue our focus on working capital management and on controlling costs.”

49.           However, the Company’s minority stockholders will not share in these benefits going forward.

50.           The Director Defendants, all of whom owe their positions to Cerberus, have effectively capped the equity participation of the minority stockholders going forward.

51.           Instead, the minority stockholders will receive consideration that is unfair and inadequate because the intrinsic value of BlueLinx common stock is significantly higher than the amount offered in the proposed transaction given the future growth prospects of the Company.

52.           Cerberus, by virtue of its over 55% ownership dominates the corporate affairs of BlueLinx and exercises actual control over the Company.

53.           The Director Defendants owe their positions, and the substantial benefits they derive from these positions, almost exclusively to defendant Cerberus.

54.           The proposed transaction is wrongful, unfair, and harmful to BlueLinx’s public and minority stockholders who are members of the Class, and represents an attempt by defendants to aggrandize their personal and financial positions and interests at the expense of and to the detriment of the members of the Class.

55.           The proposed transaction will deny plaintiff and other Class members their rights to share appropriately in the true value of the Company’s assets and future growth in profits and earnings, while usurping the same for the benefit of controlling stockholder Cerberus at an unfair and inadequate price.

56.           Cerberus’s significant discretion and control over the Company’s business operations can preclude a value maximizing transaction.

57.           Cerberus, with its vast knowledge of confidential BlueLinx information, perfectly timed its offer to correspond to a decline in BlueLinx stock so that Cerberus would reap the benefits of all future growth.

58.           The Company’s CFO admitted on the August 5, 2010, conference call that, “the overall level of expenses in the quarter reflect the Company’s focus on growing revenue faster than our operating expenses.”

59.           Thus, BlueLinx public stockholders will receive an unfair price for their BlueLinx stakes.

The Circumstances Surrounding Cerberus’ Control of the Company and the Tender Offer Render it Unfair

60.           Because of Cerberus’s domination and control of BlueLinx and the Director Defendants, no third party would be able to make a competing bid for the publicly held shares of BlueLinx without the consent of Cerberus.

61.           Cerberus, through its control over BlueLinx, has vast retaliatory powers at its disposal to deter any alternative transaction.

62.           Cerberus stated in the August 2, 2010, TO Statement that “in any event [we] have no current intention of selling the shares that we own.”

63.           Cerberus exercises “actual control” over BlueLinx subjecting the Acquisition to an entire fairness review. Cerberus has the power and is exercising such power to enable it to acquire the Company’s public shares and dictate terms that are contrary to the public stockholders’ best interests and do not reflect the fair value of BlueLinx stock.

64.           Given Cerberus’s control of the Company and of the Director Defendants, the Director Defendants cannot be expected to protect the minority stockholders in dealings between Cerberus and the public stockholders.

65.           Notably, Cerberus made no attempt to negotiate the terms of the Tender Offer and Acquisition with the Company or the Special Committee. Moreover, there is no indication that the Special Committee was empowered to solicit alternative transactions, commence litigation, employ a stockholders’ right plan, or take any independent action. Indeed the Special Committee only appears to have empowered to hire advisers and either recommend or refuse to recommend the Acquisition. It does not appear in any way, and as such a reasonable inference can be drawn, that the Special Committee has been provided with the full panoply of powers that the Board would enjoy in connection with a third-party transaction.

66.           Cerberus also has eliminated the Special Committee’s ability to react by commencing the Tender Offer on just a few days’ notice and by actually rejecting the Special Committee’s request to delay the commencement thereof. As a result, Cerberus has left the Special Committee without a meaningful way to protect the interests of the Company’s minority shareholders.

67.           The Acquisition is subject to the exacting entire fairness standard, under which Cerberus must establish both fair price and fair dealing.

Unfair Price and Process: The Materially Misleading Tender Offer Statement

68.           In an attempt to secure stockholder support for the unfair Acquisition, on or about August 2, 2010, Cerberus issued the materially misleading TO Statement with the SEC. The TO Statement omits and/or misrepresents material information about the unfair sales process for the Company, the unfair consideration offered in the Proposed Transaction, and the actual intrinsic value of the Company’s assets.

69.           Specifically, the TO Statement omits and/or misrepresents the material information set forth below, in breach of Cerberus’ duties of disclosure, and in contravention of the ability of the BlueLinx minority stockholders to make an informed decision as to whether to tender their shares:

(a)           Cerberus fails to disclose how they derived at the $3.40 offer price;

(b)           Cerberus fails to disclose whether Citadel Services LLC or Jones Day, advisors to the Special Committee of the Board of Directors, have any pre-existing relationships with defendants, and what sort of engagements and business they anticipate with Cerberus on a going-forward basis;

(c)           Cerberus fails to disclose whether in the last twelve months it or the Company conducted any sort of market check to determine the value of BlueLinx, or whether it or the Company received any reports, presentations or appraisals concerning the value of the Company’s assets and/or its stock;

(d)           Cerberus stated that it was “not aware of any firm offers made for the Company during the past two years” but fails to disclose whether any third party was actually considered or contacted after the initial discussions with defendant Cohen during the last twelve months or whether all third parties were eliminated based upon those discussions without any contact to check for interest;

(e)           Cerberus fails to disclose when the Company prepared its “updated” Operating Plan;

(f)            Cerberus fails to disclose when the Company prepared and presented the “Stretch Plan” referred to in the TO Statement based on more aggressive assumptions;

(g)           Cerberus fails to disclose the rationale behind the underlying methodologies, multiples, and key inputs that it used in preparing its “Purchaser Projections.” In addition, Cerberus fails to disclose any of the analyses performed by it or its advisors underlying how the $3.40 per share Tender Offer price was determined and why that price may be fair to the minority shareholders of the Company;

(h)           Cerberus fails to disclose the results or conclusions derived from its analysis of the Company’s total enterprise value; and

(i)            Cerberus states that it “did not consider net book value, which is an accounting concept, as a factor because we believe that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs,” but fails to disclose what it believes to be the true value of Company’s assets, including its undervalued real estate holdings;

70.           Cerberus was aware of its duty to disclose the foregoing material information in the TO Statement, and acted with, at minimum, gross negligence in failing to ensure that this material information was disclosed. Absent disclosure of this material information, BlueLinx minority stockholders are unable to make an informed decision whether to tender their shares, and are thus threatened with irreparable harm.

COUNT I

AGAINST ALL DEFENDANTS FOR
BREACH OF FIDUCIARY DUTIES AND ENTIRE FAIRNESS

71.           Defendants owe fiduciary duties of loyalty, care, and entire fairness to the public stockholders of BlueLinx.

72.           By the acts, transactions and course of conduct alleged herein, Defendants have violated their fiduciary duties to the public stockholders of BlueLinx by, among other things, failing to take adequate measures to ensure that the interests of the Class are protected from: (a) the overreaching control exercised by Cerberus through its position as a controlling stockholder; and (b) Cerberus’s use of its control to seek to force plaintiff and the Class to surrender their interest in BlueLinx at an unfair and/or inadequate price.

73.           By reason of the foregoing acts, practices and course of conduct, the Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other Class members.

74.           As a result of Defendants’ actions and/or inactions, plaintiff and the Class will suffer irreparably injury if the Acquisition is consummated under the terms proposed, because the Class will not receive fair value for their interests in BlueLinx and will be precluded from benefitting from an alternative transaction, with Cerberus or another acquirer, which would maximize stockholder value of BlueLinx.

75.           Plaintiff and the Class have no adequate remedy at law.

76.           Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

AGAINST CERBERUS FOR
BREACH OF FIDUCIARY DUTY OF DISCLOSURE

77.           Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

78.           The Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

79.           The Schedule TO and 14D-9 fail to disclose material information, including material information and information necessary to prevent the statements contained therein from being misleading.

80.           Because of defendants’ failure to provide full and fair disclosure, plaintiff and the Class will be stripped of their ability to make an informed decision on whether to tender their shares in favor of the Proposed Transaction, or whether to seek appraisal, and thus are damaged thereby.

81.           Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.            Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

B.            Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C.            In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D.            Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E.             Awarding plaintiff the costs of this action, including reasonable allowance for plaintiffs attorneys’ and experts’ fees;

F.             Enjoining consummation of the Proposed Transaction; and

H.            Granting such other and further relief as this Court may deem just and proper.

DATED: August 13, 2010	RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
919 North Market Street, Suite 980
Wilmington, Delaware 19801
(302) 295-5310
OF COUNSEL:
Attorneys for Plaintiff
WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP
Gregory M. Nespole
Gustavo Bruckner
270 Madison Avenue
New York, NY 10016
(212) 545-4600